Exhibit 10.5

August 28, 2015

Mr. Raghu Krishnaiah

[***]

Dear Raghu,

On behalf of University of Phoenix, Inc. (“University”), it is a pleasure to extend you this offer of employment for the position of Chief Operating Officer, University of Phoenix. This position is based in Tempe, AZ and reports to the President, University of Phoenix. Your target start date is October 12, 2015 (subject to mutual agreement), and your work schedule will be determined by the University and may change from time to time in the sole discretion of the University. We are excited to invite you to be a part of our team; you will play an integral role in ensuring that University of Phoenix remains a leading provider of higher education programs for working adults by focusing on servicing the needs of the working adult.

As compensation for your services, we are pleased to offer you:

Base Salary	Your base salary will be at the rate of $365,000 per year, payable in accordance with the University’s standard payroll practices and pay dates.

Annual Incentive Bonus	You will be eligible to participate in the University’s bonus plan with a target of 50% of your base salary ($182,500) per full fiscal year and a maximum bonus payout of 200% of target ($365,000). Your actual bonus each year will depend upon the attainment of pre-established performance goals. Bonus payments are prorated for periods of less than a full fiscal year.

Sign-on Cash Bonus	You will receive a one-time sign-on cash bonus in the amount of $150,000, payable in two parts: $140,000 within 30 days of your hire date and $10,000 within 30 days after your one-year anniversary. The payments will be subject to all federal, state, and FICA withholding. These payments are subject to the following vesting terms: the first payment ($140,000) will vest on your one-year anniversary date and the second payment ($10,000) will vest on your two-year anniversary date. If you leave the company voluntarily or are terminated for cause before a payment vests, you will be obligated and hereby agree to repay that unvested portion of the Sign-on Cash Bonus to the University. Any repayment required by this provision is due and payable in full upon your termination date. By accepting the Sign-on Cash Bonus, you hereby authorize the Company, at its option, to deduct such repayment from any outstanding funds owed to you, including, but not limited to, wages, bonuses, incentive pay, or other compensation.

Long-term Incentive	You will be eligible to participate in the annual long-term incentive (“LTI”) award program. Management will recommend to the Compensation Committee that you be provided with a long-term incentive award for FY16 of $350,000. This amount will be granted as soon as is practicable following approval at the October 2016 Compensation Committee meeting. Awards may take the form of restricted stock units (RSUs), stock options, and/or other forms of cash/equity as provided under the Company’s Stock Incentive Plan. Annual LTI awards are subject to approval by the Compensation Committee and are not guaranteed.

All LTI equity awards are subject to approval by the Compensation Committee. Any LTI awards that you receive will be evidenced by the University’s standard award agreements and will be subject to the terms and conditions of those agreements and the terms of the plan(s) under which the awards are granted.

Benefits	You will be eligible to enroll in Apollo’s comprehensive health care coverage on the 61st day of employment. This coverage includes medical, prescription drug, dental, and vision.

The University offers a variety of savings and investment options to help plan your financial future. The University’s 401(k) plan offers an employer matching contribution after one year of employment.

The University provides an Educational Assistance Plan for all active full-time regular employees and their eligible dependent(s) after only six months of continuous employment. Moreover, the University offers Adoption Assistance, an Employee Assistance Program, and discounts at hundreds of retailers.

COBRA Reimbursement	The University agrees to reimburse you for two (2) months’ worth of COBRA benefit expenses to help bridge the gap between University benefit plan eligibility.

Time Off	The University offers both paid vacation and sick time. The amount of time during your first year is based on your hire date. In addition, the University provides ten (10) paid holidays and one (1) “floating holiday.”

Severance	As an Executive officer you will be eligible to participate in the Senior Executive Severance Pay Plan. Under this plan, if you are involuntarily terminated without cause and meet the other conditions for eligibility under the plan, you would be eligible for (i) twelve (12) months of salary continuation and (ii) fifty percent (50%) of your Average Annual Bonus. Such severance pay would be paid in accordance with the terms of the plan. If you become eligible for severance benefits under the plan, you would also be entitled to limited pro-rata vesting of a portion of your outstanding annual equity grants in accordance with the provisions of the plan.

Total Direct Compensation

		Target		Max
	Base Salary	$365,000
	Annual Incentive Bonus	$182,500	(50%)	$365,000
	Annual LTI Award	$350,000

	Total Direct Compensation	$897,500		$1,080,000

Additional One-Time Compensation Items	Sign-on Cash Bonus	$150,000

Offer Expiration	Please note that the details of this offer are personal and confidential and will remain valid through 9/2/15.

As a matter of policy, in situations where a prospective employee is leaving another job, we like to make it clear that if you accept our offer, you should not bring to the University any of your previous employers’ documents, customer lists, or similar materials. Although this caution is in most cases unnecessary, we feel that it is important to emphasize that University policy prohibits the transfer or use of such material from other employers.

Your employment with the University is contingent upon the successful completion of a background check and will be subject to all terms and conditions contained in the current version of the University’s Employee Handbook.

Learning is our passion. At University of Phoenix, you’ll join thousands of employees who are passionate about improving society by providing access to a high-quality, career-focused education.

Should you have any questions concerning any part of this offer, please call me at [***].

Congratulations, Raghu! We look forward to welcoming you to our team.

Sincerely,

Cheryl Naumann

Senior Vice President, Human Resources

University of Phoenix

I accept this offer as presented.

/s/ Raghu Krishnaiah	9/2/2015
Raghu Krishnaiah	Date